PAGAYA TECHNOLOGIES LTD.
AZRIELI SARONA BUILDING – 54TH FLOOR
121 DERECH MENACHEM BEGIN
TEL AVIV, ISRAEL

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/PGY2024SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V28950-Z86886 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

PAGAYA TECHNOLOGIES LTD.

The Board of Directors recommends that you vote "FOR" each of the following proposal:	**For**	**Against**	**Abstain**
1. To approve a reverse share split of the Company's authorized, issued and outstanding Class A Ordinary Shares, without par value, authorized, issued and outstanding Class B Ordinary Shares, without par value, and authorized, issued and outstanding Series A Preferred Shares, without par value, at a ratio between a range of 1-for-10 to 1-for-15, as determined by the Board of Directors of the Company (the "Board"), to be effective, if effected, at the discretion of the Board, and on a date to be determined by the Board, within 12 months of the Meeting, and to approve conforming amendments to the Company's Articles of Association to reflect any such reverse share split as detailed in the Proxy Statement.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V28951-Z86886

PAGAYA TECHNOLOGIES LTD.

SPECIAL MEETING OF SHAREHOLDERS FEBRUARY 15, 2024, at 9:00 AM EST/ 4:00 PM Israel Time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholders hereby appoint(s) Gal Krubiner, the Company's Chief Executive Officer, and Eric Watson, the Company's Chief Legal Officer, as their representatives at the Special Meeting, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Pagaya Technologies Ltd. that the shareholders are entitled to vote at the Special Meeting of shareholders to be held online at www.virtualshareholdermeeting.com/PGY2024SM on February 15, 2024, at 9:00 AM EST/ 4:00 PM Israel time.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

Your **Vote** Counts!

PAGAYA TECHNOLOGIES LTD.

2024 Special Meeting
Vote by February 14, 2024
11:59 PM ET



PAGAYA TECHNOLOGIES LTD.
AZRIELI SARONA BUILDING – 54TH FLOOR
121 DERECH MENACHEM BEGIN
TEL AVIV, ISRAEL

V28953-Z86886

You invested in PAGAYA TECHNOLOGIES LTD. and it's time to vote!

You have the right to vote on proposals being presented at the Special Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on February 15, 2024.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to February 1, 2024. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote Virtually at the Meeting*

February 15, 2024
9:00 a.m EST /4:00 p.m. Israel time

Virtually at:
www.virtualshareholdermeeting.com/PGY2024SM

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. To approve a reverse share split of the Company's authorized, issued and outstanding Class A Ordinary Shares, without par value, authorized, issued and outstanding Class B Ordinary Shares, without par value, and authorized, issued and outstanding Series A Preferred Shares, without par value, at a ratio between a range of 1-for-10 to 1-for-15, as determined by the Board of Directors of the Company (the "Board"), to be effective, if effected, at the discretion of the Board, and on a date to be determined by the Board, within 12 months of the Meeting, and to approve conforming amendments to the Company's Articles of Association to reflect any such reverse share split as detailed in the Proxy Statement.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".